Exhibit 23.1

CONSENT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

We consent to the incorporation by reference in this Registration Statement on Form S-8 of our reports dated February 26, 2007 relating to the financial statements and financial statement schedule of Bunge Limited and subsidiaries (which reports express an unqualified opinion and include an explanatory paragraph relating to the adoptions of Statement of Financial Accounting Standards No. 158, Employer’s Accounting for Defined Benefit Pension and Other Postretirement Plans, on December 31, 2006 and Statement of Financial Accounting Standards No. 123 (R), Share-Based Payment, on January 1, 2006) and management’s report on the effectiveness of internal control over financial reporting, appearing in the Annual Report on Form 10-K of Bunge Limited for the year ended December 31, 2006.

/s/ Deloitte & Touche LLP

New York, New York

June 5, 2007